United States Securities & Exchange Comm.
12g 3-2 (b) Exemption No. 82-3026
POSEIDON MINERALS LTD.

RECEIVED
JAN 1 3 2003
SEC MAIL PROCESSING
WASH. D.C. 165 SECTION

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

82-3026

Freedom of Information and Protection of Privacy A... ...sted on this form is collected under the authority of and used for the purpose of adminis... ...about the collection or use of this information can be directed to the Supervisor, Financi... ...ox 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in ...

03003600

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
POSEIDON MINERALS LTD.	02	10	31	02	12	19

ISSUER ADDRESS				
#900 – 555 BURRARD STREET, BOX 273 TWO BENTALL CENTRE				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
MARION MCGRATH		CORPORATE SECRETARY		604-688-1508
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
info@windarra.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVE BRUNELLE	02	12	19
"John Yates"	JOHN YATES	02	12	19

FIN51-901F Rev.2000/12/19

PROCESSED
FEB 1 1 2003
THOMSON FINANCIAL

dlw 2/4

POSEIDON MINERALS LTD.
FORM 51-901F
OCTOBER 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the nine months ended October 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) **Deferred exploration costs**: Nil

   b) **General and administrative expenses**: See attached unaudited financial statements for the quarter ended October 31, 2002.

2. **Related party transactions:** See Note 6 *in the attached unaudited financial statements for the quarter ended October 31, 2002.*

3. **For the current fiscal year:**

   a) Summary of securities issued: Nil

   b) Summary of options granted: There were no options granted during the period.

4. **As at the end of the reporting period:**

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued, allotted and outstanding:

	Number of Shares	Amount
Balance, October 31, 2002	5,923,233	$ 8,215,364

   c) Options, warrants and convertible securities outstanding: NIL

   d) Number of escrow shares: Nil

5. **List of directors and officers:**

President and Director	Steven Brunelle
Director	John Yates
Director	June Ballant
Secretary	Marion McGrath

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Financial Discussion

During the nine months ended October 31, 2002, the Company recorded a $42,020 loss. The Company is pursuing financing opportunities in connection with the reverse take-over in order to accommodate ongoing working capital needs.

The Company announced that it has agreed with certain of its creditors to settle debts aggregating up to $144,590 by issuing 1,445,900 shares to the creditors at a deemed price of $0.10 per share. The shares issued on the settlement on the debts will be subject to a 12 month hold period from the date the shares are issued.

One of the largest creditors of the Company is Windarra Minerals Ltd. ("Windarra") which currently holds, directly or indirectly through one of its subsidiaries, 1,123,483 shares of the Company representing 18.97% of the issued and outstanding shares of the Company. Windarra has agreed to convert its debt of $66,500 into 665,000 shares of the Company. The issuance of shares for debt together with Windarra's existing shareholdings would resulting in Windarra becoming a "control person" of the Company as defined in Section 1(1) of the *British Columbia Securities Act* as it will own at least 20% of the issued and outstanding shares of the Company.

The conversion of debt is subject to shareholder and Exchange approval.

Investor Relations

No investor relations were undertaken during the period. Management is currently responsible for all investor relation activities.

Legal Proceedings

There are no legal proceedings with the Company.

Reactivation

The Company entered into a Letter of Intent ("LOI") on June 3, 2001, with Precision Casting Corporation (formerly Pumpcastings Inc.). Precision Casting Corporation is a private Chinese company that provides specialized equipment to the oil and gas drilling industry. They are an established business expanding into the North American market. The LOI contemplates an amalgamation of the two companies. This transaction would constitute a Reverse Takeover pursuant to the policies of the TSX Venture Exchange. Correspondingly, the shares of the Company were halted from trading and remain halted. This transaction is subject to shareholder and regulatory approval.

Subsequent Events

The Company announced subsequent to October 31, 2002 that it received a settlement in the amount of $50,000 from the Province of British Columbia. These funds were received with respect to the Company's interest in the Shuttleworth Claims, located in the Nanaimo Mining Division, BC. These claims had been expropriated by the Province of British Columbia under the "Park Act".

POSEIDON MINERALS LTD.
Balance Sheets
Unaudited

		October 31 2002		January 31 2002
ASSETS				
Current				
Cash	$	771	$	804
Receivable		768		623
		1,539		1,427
Environmental bond (Note 3)		2,000		2,000
	$	3,539	$	3,427
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	167,684	$	125,552
Shareholders' equity				
Capital stock (Note 4)		8,215,364		8,215,364
Deficit		(8,379,509)		(8,337,489)
		(164,145)		(122,125)
	$	3,539	$	3,427

On behalf of the Board:

"Steve Brunelle"	*"JohnYates"*
Steve Brunelle	John Yates
Director	Director

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
Statements of Operations and Deficit
Unaudited

	3 months ended Oct 31, 2002	3 months ended Oct 31, 2001	9 months ended Oct 31, 2002	9 months ended Oct 31, 2001
EXPENSES				
Administration fees	$ 3,000	$ 4,500	$ 11,500	$ 10,500
Interest	646	505	8,988	5,144
Office rent, telephone, & reception	1,948	1,722	6,032	6,057
Printing	56	-	873	980
Professional fees	2,400	1,800	6,000	10,539
Regulatory fees	-	-	3,273	1,487
Shareholder communications	100	200	1,610	1,157
Sundry property costs	-	345	349	345
Transfer agent fees	717	556	3,454	3,698
	8,867	9,628	42,079	39,907
Loss from operations	(8,867)	(9,628)	(42,079)	(39,907)
OTHER ITEMS				
Interest income	19	37	59	103
Loss for the period	(8,848)	(9,591)	(42,020)	(39,804)
Deficit, beginning of period	(8,370,661)	(8,313,853)	(8,337,489)	(8,283,640)
Deficit, end of period	$ (8,379,509)	$ (8,323,444)	$ (8,379,509)	$ (8,323,444)
Income (Loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
Statements of Cash Flows
Unaudited

	3 months ended Oct 31, 2002	3 months ended Oct 31, 2001	9 months ended Oct 31, 2002	9 months ended Oct 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) for the period	$ (8,848)	$ (9,591)	$ (42,020)	$ (39,804)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	604	721	(145)	(233)
Increase (decrease) in accounts payables and accrued liabilities	8,833	9,331	42,132	39,350
Net cash used in operating activities	589	461	(33)	(687)
Change in cash and equivalents during the period	589	461	(33)	(687)
Cash and equivalents, beginning of period	182	896	804	2,044
Cash and equivalents, end of period	$ 771	$ 1,357	$ 771	$ 1,357

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and is currently investigating mineral properties to acquire and develop.

The Company entered into a letter of intent on June 3, 2001 with Precision Casting Corporation, formerly Pump Castings Inc., pursuant to which the companies will amalgamate, subject to certain terms and conditions. This transaction is subject to shareholder and regulatory approval.

The Company's financial statements are prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financing. The Company is considered to be in the development stage.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

	October 31, 2002
Deficit	$ (8,379,509)
Working capital (deficiency)	(166,145)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Stock-based compensation plan

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 4. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

Loss per share is calculated using the weighted-average number of shares outstanding during the period.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. ENVIRONMENTAL BOND

The Company has posted a $2,000 pollution control bond which is being held in trust by the Ministry of Mines of British Columbia. The bond relates to the Atlin properties which were previously abandoned by the Company.

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
As at October 31, 2002	5,923,233	$ 8,215,364

Stock options and warrants

There are no stock options or share purchase warrants currently outstanding.

5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no non-cash transactions during the period ended October 31, 2002.

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $7,000 for administration fees to a company with directors in common.

b) Paid or accrued $4,500 for rent to a company with directors in common.

c) Paid or accrued $3,600 in professional fees for accounting services to a company with directors in common.

Included in accounts payable at October 31, 2002 is $78,564 due to directors, companies controlled by directors and companies with directors in common.

7. SEGMENTED INFORMATION

The Company primarily operates in Canada in the resource sector.

8. SUBSEQUENT EVENTS

The Company announced subsequent to October 31, 2002 that it received a settlement in the amount of $50,000 from the Province of British Columbia. These funds were received with respect to the Company's interest in the Shuttleworth Claims, located in the Nanaimo Mining Division, BC. These claims had been expropriated by the Province of British Columbia under the "Park Act".

POSEIDON MINERALS LTD.

CORPORATE DATA

DECEMBER 2002

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC
V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Steven Brunelle, President and Director
John Yates, Director
June Ballant, Director
Marion McGrath, Secretary

INVESTOR CONTACTS

June Ballant
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	5,923,233
Escrow:	Nil
Options:	Nil
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: PMN
Cusip No.: 73731B 10 8